Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 Tel. 215.963.5000 Fax: 215.963.5001 www.morganlewis.com Justin W. Chairman Partner 215.963.5061 jchairman@morganlewis.com

December 28, 2010

VIA EDGAR

United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:	Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Re:	UniTek Global Services, Inc.
Schedule TO-I filed December 9, 2010
File No. 005-61031

Dear Ms. Duru:

On behalf of UniTek Global Service, Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 14, 2010, to the undersigned, counsel to the Company, with respect to the Company’s Schedule TO-I filed December 9, 2010 (the “Schedule TO”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses along with references the sub-headings referenced the Staff’s letter.  The Company will also file a Post-Effective Amendment to the Schedule TO (the “Amendment”) in response to the comment letter from the Staff.   Enclosed with this letter is an acknowledgement executed by the Company in accordance with the Staff’s request.

United States Securities and
Exchange Commission
December 28, 2010

Schedule TO

Exhibit (a)(1) Offer Document

Important Information, page iv

1.
We note your statement that the offer is not being made, nor will the company accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the exchange of Eligible Options for a grant of Restricted Stock Units or a Replacement Option would not be in compliance with the laws of such jurisdiction.  If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders.  Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957.  Please:

•	advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8);

•
confirm that the offer is being made in reliance upon the March 2001 Exemptive Order, provide a brief analysis in support of the Company’s eligibility to rely on such order and confirm that you are relying on the such order to exclude from participation in the offer some employees located outside the United States and explain in your response letter the compensatory reasons for the exclusion of such employees; or

•	revise the disclosure here consistent with Rule 13e-4(f)(8).

Response:

The Company acknowledges the Staff’s comment and, in response to the second bullet point alternative of such comment, advises the Staff that the Company has made the requisite determination that it may rely on the 2001 Exemptive Order.  See the response to Staff comment #3 below for an analysis of how the Company complies in all respects with each of the four conditions set forth in the 2001 Exemptive Order.

The Company supplementally advises the Staff that three holders of eligible options are Canadian; Canada is the only country other than the United States in which the Company has employees.  The Company has revised the disclosure in the Amendment to set forth the material tax consequences for individuals subject to taxation in Canada.  As noted in the response to Staff comment #3, the Company only included in the Offer a subset of the Company’s employees, and as such included only some of the employees located in Canada.  As such discussion indicates, including a broader group of employees would not have been consistent with the Company’s compensation philosophy.

United States Securities and
Exchange Commission
December 28, 2010

2.
Please revise the Offer to Purchase to include all of the summary financial information as required by Item 1010(c) of Regulation M-A.  Please refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for further guidance.

Response:

The Company acknowledges the Staff’s comment and has added to the Offer Document (as defined below) by adding Annex A, which contains the summary financial information referenced in the Staff’s comment.

Summary Term Sheet, page 1

How many restricted stock units will I receive...page 5

3.
We refer you to Exchange Act Rule 13e-4(f)(8)(ii).  It would appear that within Group 2, option holders who participate will receive different amounts of consideration in the form of restricted stock units based upon varying percentages noted in Schedule III.  Further, it appears that such percentages are based on non-objective formulas and/or subjective criteria.  Please supplementally provide analysis of how the variation in the consideration being offered to Group 2 option holders complies with Rule 13e-4(f)(8)(ii).  Your response should address any relevant staff interpretations, no-action or interpretive letters and/or the March 2001 Global Exemptive Order applicable to employee options exchange offers.  We may have further comment.

Response:

The Company acknowledges the Staff’s comment and, in response to the comment, advises the Staff that the Company has made the requisite determination that it may rely on the 2001 Exemptive Order.  Specifically, the Company complies in all respects with each of the four conditions set forth in the 2001 Exemptive Order, which provides for an exemption to Rule 13e-4(f)(8)(ii) (the best price rule), as well as Rule 13e-4(f)(8)(ii) (the all holders rule, to be discussed in response to Staff comment #1).

Set forth below is an explanation of how the Company complies in all respects with each of the four conditions set forth in the 2001 Exemptive Order.

United States Securities and
Exchange Commission
December 28, 2010

(i)    The issuer is eligible to use Form S-8, the options subject to the Offer were issued under an employee benefit plan as defined in Rule 405, and the securities offered in the exchange Offer will be issued under such an employee benefit plan.

The Company is a reporting company under the Securities Exchange Act of 1934, as amended and satisfies all of the eligibility requirements to use Form S-8.  The eligible options subject to the exchange offer (the “Offer”) were granted under employee benefit plans of the Company that fall within the definition of an employee benefit plan as defined in Rule 405 of the Securities Act of 1933, as amended.  In addition, only those eligible options held by employees or directors of the Company on the expiration date will be eligible to participate in the Offer.  All replacement options or restricted stock unit (“RSU”) grants will be issued under an employee benefit plan as defined by said Rule 405, and such issuances will be registered on a Form S-8 registration statement previously filed with the Commission.

(ii)    The exchange offer is conducted for compensatory purposes.

The Offer is being conducted for compensatory purposes.  Specifically, both the replacement options and RSU grants to be made pursuant to the Offer will serve an important and recognized compensatory purpose both for employees and directors.  While the 2001 Exemptive Order does not mandate any specific standards for effecting this compensatory purpose, the Company confirms, as discussed below in further detail, that the replacement options and RSU grants are based on the compensation policies and practices of the Company.

In particular, the Company notes that the exchange ratio for the Eligible Options in Groups 1 and 3 is one-for-one, while the exchange ratio for the Eligible Options in Group 2 is generally greater than one-for-one.  The difference in the exchange ratios as among the Groups is reflective of the Company’s desire to structure the Offer in a manner consistent with its current compensatory policies.

Unitek Global Services, Inc. (formerly, Unitek USA, Inc.) (“Unitek”) and Berliner Communications, Inc. (Unitek’s January 27, 2010 merger partner) (“Berliner”) had differing historic compensatory philosophies regarding the use of incentive stock options, and the Offer was structured to adjust the existing grants of Eligible Options that had been made by Berliner (i.e., those Eligible Options held by the Group 3 holders) in a manner consistent with the compensatory philosophy and objectives of the Company.  Unitek’s historic philosophy regarding incentive compensation has been, and remains, to use a combination of cash and equity incentive compensation for its senior management and, to the extent employees below that level are included in its incentive compensation plans, to generally utilize cash bonus awards rather than equity incentives.  This philosophy is reflected by the fact that Unitek’s Section 16 officers holding Eligible Options in Group 2 account for approximately 82% of such Eligible Options and a corresponding 83% of the RSUs being offered in exchange for such Eligible Options.  Unitek believes its philosophy of a more limited use of equity incentive compensation is relatively common and reflects Unitek’s belief that, among other things, (i) widespread dissemination of equity incentive awards results in individual awards that are relatively small (and that appear even smaller when vesting periods are taken into consideration) and thus do not provide meaningful award or incentive, (ii) generally speaking, its general employee base is much more susceptible to turnover and unvested awards (i.e., intended compensation) are then forfeited by departing employees under the provisions of its equity incentive plans, and (iii) cash bonuses generally mean more to employees at such levels (both as incentive and otherwise).

United States Securities and
Exchange Commission
December 28, 2010

On the other hand, Berliner historically made equity incentive awards to a far more widespread number of employees, with many of such awards being very small in number and value.  For the reasons stated above, the Company does not see real “incentive” value in such relatively immaterial awards and, thus, in structuring the Offer, did not wish to continue or adopt Berliner’s compensatory philosophy and practice with respect to the holders of Eligible Options in Group 3 by offering Replacement Options at greater than a one-for-one exchange ratio.  That said, the Company believed it was appropriate, in structuring the Offer, to maintain for the holders of Eligible Options in Group 3 the original incentive intent of the Eligible Options held by them (all of which options have exercise prices significantly higher than the Company’s recent trading price), and therefore is offering to exchange Eligible Options on a one-for-one basis for Replacement Options having the same vesting schedule as the Eligible Options (unlike the RSUs which are subject to a new vesting schedule), but with an amended exercise price equal to the trading price of the Company’s common stock on the first business day following the Offer expiration date.  This offer of exchange at such fair market value exercise price allows Unitek to re-incentivize employees with their vested Eligible Options in Group 3 achieved for past service, and also renews and continues the incentive nature of the unvested Eligible Options in Group 3 consistent with the original granting philosophy of Berliner.  However, to have utilized greater than a one-for-one ratio in structuring the Offer to the Group 3 holders would have resulted in compensatory grants to such holders that would be inconsistent with the Company’s compensatory philosophy regarding the use of equity incentives.

The Eligible Options held by the Group 1 holders were granted by Unitek, not Berliner.  Nevertheless, in light of the fact that these options had vested, and do not contain the “homerun” component that provides a substantial and ongoing incentive to the holders to maximize Company performance, the Company believed that it was appropriate, as with the Eligible Options in Group 3, to essentially continue the incentive nature of the Eligible Options in Group 1 in a manner and to a degree consistent with the original grants of those Eligible Options.  Thus, the one-for-one ratio was also used for those Eligible Options.

United States Securities and
Exchange Commission
December 28, 2010

One the other hand, the Offer was structured with respect to the Group 2 Eligible Options to provide equity incentives in line with the Company’s compensation philosophy; to accomplish this purpose, the Company believed that, in almost all cases, as further discussed in the Company’s response to Staff comment #4, a greater than one-for-one exchange ratio was appropriate.  A one-for-one ratio would not have accomplished this purpose.  The Company believes that the Offer for Group 1 and 3 Eligible Options, in combination with the Group 2 exchange, will effectively create an equity incentive structure for all employees who currently hold equity incentives that comports with the compensatory philosophy and objectives of the Company, and that is in alignment with the interests of the Company’s current and future equity holders.

(iii)    The issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer.

The Offer to Exchange Certain Outstanding Options, dated December 9, 2010 (the “Offer Document”), attached to the Schedule TO as Exhibit (a)(1), discloses the essential features and purposes of, as well as the risks associated with, the Offer.  The Summary Term Sheet included in the Offer Document describes the components of the Offer in detail, including specific descriptions of which options are eligible for replacement in the Offer, which individuals are eligible to participate in the Offer, which options will be replaced by options and which by RSUs, and when the Offer will expire.  The Summary Term Sheet also specifies that in all instances, in order to participate in the Offer, Eligible Options must held by an individual who is, on the expiration of the Offer, a current employee or director of the Company or one of its subsidiaries.

Question 14 in the Summary Term Sheet describes the material tax consequences of participating in the Offer.  The Company notes that it intends to revise Question 14 to provide disclosure regarding the material tax consequences to the three participants in the Offer who are Canadian.  In general, the Offer Document cautions potential participants to be aware of the risks involved in participating in the Offer and on several occasions encourages consultation with a personal tax advisor to decide whether to participate.  Furthermore, set forth on page 9 of the Offer Document are several risks that the potential participants in the Offer should consider, as well as a reference to the risk factors included in the Company’s Annual Report on Form 10-K for the year ended June 30, 2009 and Transitional Report on Form 10-K for the six months ended December 31, 2009, which are incorporated by reference into the Schedule TO.

United States Securities and
Exchange Commission
December 28, 2010

(iv)    Except as exempted in the 2001 Exemptive Order, the issuer complies with Rule 13e-4.

The Company believes that the Offer Document and other materials that have been provided to each holder of eligible options satisfy the filing and disclosure requirements of subparagraph (d) of Rule 13e-4.  The offer documents have been delivered to all holder of eligible options in compliance with the dissemination requirements of subparagraph (e) of Rule 13e-4.  In addition, except as exempted by the 2001 Exemptive Order, the terms of the Offer comply with the requirements of subparagraph (f) of Rule 13e-4.

How did UniTek determine the number of shares….page 5

4.
Further to our prior comment. We note disclosure of the various factors considered by the Board in determining the number of restricted stock units that are subject to issuance to individual option holders in Group 2.  Please expand your disclosure to identify in greater detail each of these factors.  To the extent greater emphasis was placed on subjective versus objective criteria, clarify this in your disclosure and state the reason why.  Further, please revise to disclose, if material, any objective data or valuation considered in determining the number of RSUs each Group 2 holder would be eligible to receive.  Finally, supplementally advise us of the reasons for the significance in variation of percentages amongst the Group 2 holders listed in Schedule III.

Response:

Responding first to the final sentence in the Staff’s comment, the Company advises the Staff by way of background that in determining the number of RSUs to be granted in the Offer to holders of Eligible Options in Group 2, the Company primarily considered three quantitative factors -- the value of the Company on a combined basis following the merger with Berliner Communications, Inc., the economic value of the RSUs proposed to be issued in exchange for the Eligible Options in Group 2 and the number of Eligible Options in Group 2 -- as well as a fourth qualitative factor, the contribution of each Eligible Employee and Eligible Director to the Company.  Ultimately, the number of RSUs offered to each Eligible Employee and Eligible Director was determined subjectively based on these factors and guided overall by the primary purpose of the Offer, which was to provide such individuals with a sufficient number and value of RSUs that would incentivize them to remain with the Company and contribute to attaining the Company’s business and financial objectives for its stockholders.  As explained further below, this approach necessarily resulted in the varying percentages set forth on Schedule III.

In general and as more particularly described below, the Company made its determinations in a manner materially consistent with its methodology used to grant the Eligible Options in Group 2 in the first instance (and, indeed, the methodology used in making compensatory grants under its equity incentive plans generally), taking into account in this current determination present facts concerning the Company and an evaluation of the “contribution” of each such Eligible Employee and Eligible Director.

United States Securities and
Exchange Commission
December 28, 2010

As mentioned, the first three factors described above were quantitative and reflected the Company’s general recognition that, after the merger, the Company’s executive officers and other key employees holding Eligible Options in Group 2 had management and leadership duties and responsibilities for a much larger, publicly-traded enterprise (including a new wireless business division) than they had had prior to the merger.  In light of this recognition, the Company determined that the existing holdings of such Eligible Options were insufficient in number (both individually and in the aggregate) and value (given that the exercise prices or preset stock price exercise targets of such existing Eligible Options were significantly higher than the recent trading price of the Company’s common stock) to provide the incentives central to the purpose of the Offer, as discussed above.  This led to the Company further determining that (i) the “pool” of RSUs to be made available for exchange for Eligible Options in Group 2 should be larger than the outstanding number of Eligible Options in Group 2 and (ii) by and large, individual grants should be larger, meaning that RSUs should be offered at a greater than one- to-one exchange ratio for the Eligible Options in Group 2 (hence, the general predominance of the greater than 100% percentages on Schedule III).

Specifically with respect to the Staff’s question regarding the variation in percentages among these holders, the Company notes that the variance in the percentages on Schedule III (for instance, the difference between an Eligible Employee with 151.8% and an Eligible Employee with 647.4%) is a product of taking into consideration both the above-referenced quantitative criteria (i.e., what a Eligible Employee currently holds in number and value in the form of Eligible Options in Group 2) and the qualitative criterion, which was an assessment of each individual’s “contribution” to the Company as a larger enterprise.  In considering such “contribution,” the Company took into account, among other things, job responsibilities (for example, extent of managerial role and customer and revenue responsibility) and general overall compensation objectives, both with respect to the individual and the Company as a whole.  The Company’s consideration of these criteria resulted in percentages for Eligible Employees and Eligible Directors on Schedule III that do not directly or solely correlate to any one or more of the four criteria in the same manner for all such individuals, because (i) such individuals are not all presently holding the same number of Eligible Options in Group 2, and (ii) the overlying application of the qualitative factor regarding “contribution,” was subjective.  As an example of this lack of correlation, there may be two Eligible Employees whom the Company determined to be making equal contributions to the Company and who thus were to each be offered a grant of 1,000 RSUs in exchange for their Eligible Options in Group 2.  If one of those persons currently holds 500 Eligible Options while the other currently holds 100 (the difference in original holdings due perhaps to this second employee having had a lesser role and/or have been perceived as making lower relative contribution when awards originally were made under the original equity incentive plan), the percentage on Schedule III for the first employee to effect the offer would be 200% and the percentage for the second would be 1,000%.  On the other hand, if the same two Eligible Employees were determined to be making unequal contributions such that the higher contributor (assume for this purpose, the holder of 500 Eligible Options) was to be offered a grant of 3,000 RSUs and the other holder still 1,000 RSUs, in such case, the percentage on Schedule III for the first employee would increase to 600%, but the percentage for the second would still be 1,000%.  Thus, the variation in percentages on Schedule III is largely a function of the interplay between the number of Eligible Options in Group 2 currently held by an individual and such individual’s contribution as determined by the Company, and the fact that such interplay is different for each individual holding Eligible Options in Group 2.

United States Securities and
Exchange Commission
December 28, 2010

The Company’s intent in disclosing the percentages in Schedule III, and not the specific number of RSUs available to each participant, was to maintain a level of privacy and confidentiality as among participants that we believe comports with the approach companies routinely take in designing and administering their compensation arrangements, including their equity incentive plans.

The Company intends to revise the disclosure in question 16 under the caption “How Did Unitek Determine the Number of Shares to be Subject to Restricted Stock Units Issuable in Exchange for the Eligible Options in Group 2?,” and to make corresponding changes to the other sections of the Offer Document in which similar disclosure appears, substantially as follows:

Our primary objective in determining the number of Restricted Stock Units to be granted to Eligible Employees and Eligible Directors in exchange for their Eligible Options in Group 2 was to be consistent with our overall purpose of the Offer -- namely to attempt to provide such individuals with Restricted Stock Units that would incentivize them to remain with us and contribute to attaining our business and financial objectives for our stockholders better than the Eligible Options they presently hold, since these Eligible Options have exercise prices or present stock price exercise targets that are significantly higher than the recent trading price of UniTek’s common stock and therefore create minimal incentive.  Central to this attempt was our recognition that the offer of Restricted Stock Units in exchange for Eligible Options in Group 2 was largely an attempt to redesign UniTek’s equity incentive plan for our executive officers, because the Section 16 Officers holding such Eligible Options account for approximately 82% of such Eligible Options and a corresponding 83% of the Restricted Stock Units being offered in exchange for the Eligible Options in Group 2.

United States Securities and
Exchange Commission
December 28, 2010

In evaluating and structuring the Offer, the primary factors we took into consideration are described below.  The first three factors are quantitative in nature, and the fourth is qualitative and was a subjective but important determinant in the number of Restricted Stock Units to be granted to Eligible Employees and Eligible Directors in exchange for their Eligible Options in Group 2 in order to satisfy to purpose of the Offer described in the preceding paragraph.  The four factors are:

•
The increased value and complexity of the Company on a combined basis following the merger with Berliner Communications, Inc.  In our view, following this merger our executive officers and other key employees and directors holding Eligible Options in Group 2 took on management and leadership duties and responsibilities for a much larger, publicly-traded enterprise (including a new wireless business division) as compared to their responsibilities prior to the merger.  In light of this consideration, the Company determined the existing holdings of such Eligible Options were insufficient in number and value to serve as effective incentive compensation for our executive officers and other key employees and directors.

•
The economic value of the grant of Restricted Stock Units in exchange for the Eligible Options in Group 2.  We attempted to structure the Offer so that the economic value of the Restricted Stock Units offered to each Eligible Employee and Eligible Director would be one that we considered appropriate, particularly in light of the assessment of the individual’s contribution, as discussed below, and the overall purpose of the Offer.

•
The number of Eligible Options in Group 2 held by each Eligible Employee and Eligible Director.  With respect to this factor, we considered the percentage adjustment to the number of existing awards held by each Eligible Employee and Eligible Director that would be necessary to result in the number of RSUs that we believed to be appropriate for such individual, in light of the size, timing and structure of existing awards held by such Eligible Employee or Eligible Director and the overall purpose of the Offer.

•
Our assessment of the role of each Eligible Employee or Eligible Director at UniTek.  Specifically, we considered each individual’s contribution to UniTek as a larger enterprise.  In considering such contribution, we took into account, among other things, job responsibilities (for example, the extent of their managerial roles and customer and revenue responsibility) and general overall compensation objectives, both with respect to the individual and the Company as a whole.  This subjective factor was particularly important in determining the overall number of Restricted Stock Units offered to each Eligible Employee.

To a lesser extent, we considered the financial, tax and accounting impact of the Offer.

United States Securities and
Exchange Commission
December 28, 2010

Conditions of the Offer, page 16

5.
Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offered condition and thus effectively waive it without officially doing so.  Please confirm your understanding in your response letter.

Response:

The Company acknowledges the Staff’s comment and agrees with the Staff’s interpretation that depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and submit additional disclosure to security holders.

6.
Please see our comment above.  When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the company's understanding in your response letter.

Response:

Please see the Company’s response to Staff comment #5, above.  The Company will provide prompt disclosure to the holders of eligible options consistent with the Staff’s interpretation.

Extension of Offer;Termination; Amendment, page 27

7.
Please refer to the language in the first paragraph of this section.  Please note that you may not terminate or amend an offer by giving only oral notice to option holders.  Please clarify your disclosure accordingly.  Further, although you indicate you will make a public announcement of changes to the offer, we remind you that a bidder should generally disseminate changes to the offer in the same manner as it disseminated the original offer.  Please see generally, Rule 13e-4(e) and Release 34-43069 at Section II. C.

United States Securities and
Exchange Commission
December 28, 2010

Response:

The Company acknowledges the Staff’s comment and will provide written notice of any extension, amendment or termination of the Offer.  The Company will disseminate any such written disclosure in the same manner as it disseminated the original Offer.  The Company has revised the disclosure in the Amendment and the Offer Document accordingly.

Additional Information, page 28

8.
Schedule TO does not allow you to forward incorporate disclosure from subsequently filed documents.  Please revise the disclosure under this heading to clarify that you will amend the Schedule TO to include updates, inclusive of updated periodic report filings.  Refer to General Instruction F of Schedule TO and your obligation under Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed.

Response:

The Company does not intend to incorporate by reference future reports filed while the offer is pending.  The Company has revised the disclosure in the Amendment and the Offer Document as required for any periodic reports filed.  The Company has revised the disclosure in the Amendment and the Offer Document.

* * * * * * * * * * * * * * * * * * * * * * * *

United States Securities and
Exchange Commission
December 28, 2010

If you have any questions, please feel free to contact me at (215) 963-5061.

Sincerely,

/s/ JUSTIN CHAIRMAN

Justin W. Chairman

cc:	Kyle M. Hall (UniTek Global Services, Inc.)

Enclosure

UNITEK GLOBAL SERVICES, INC.
1777 Sentry Parkway West
Gwynedd Hall, Suite 302
Blue Bell, PA  19422

December 28, 2010

VIA EDGAR

United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:	Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Re:	UniTek Global Services, Inc.
Schedule TO-I filed December 9, 2010
File No. 005-61031

Dear Ms. Duru:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 14, 2010, to the undersigned, general counsel of UniTek Global Services, Inc. (the “Company”), with respect to the above referenced filing, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely,

UNITEK GLOBAL SERVICES, INC.

By:	/s/ KYLE M. HALL
Name:	Kyle M. Hall
Title:	General Counsel